Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

October 26, 2018

Via EDGAR

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. White,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to Laura Latham and me by telephone on October 16, 2018. The Registrant filed the Amendment with the Commission on August 31, 2018, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 74).
Comments that Apply to Multiple Funds (as applicable)
Comment 1. Please revise the filing to ensure the name of the Principal U.S. Small-Cap Multi-Factor Index ETF is reflected consistently throughout.
Response: The Registrant will make the requested revisions.
Comment 2. Please revise the Explanatory Note on the Facing Page to apply to this filing (for example, it refers to a new fund, and no new funds were included in this filing).
Response: The Registrant will make the requested revisions.
Comment 3. Please update fixed income disclosure to reflect IM Guidance Updates Nos. 2014-01 and 2016-02.
Response: The Registrant previously made the requested changes in response to a similar comment and therefore respectfully declines to make any further changes. The requested disclosures are provided in the fixed-income securities principal risk in each applicable Fund Summary and the Additional Information about Investment Strategies and Risks - Fixed-Income Securities section (Item 9).
Comments to the Principal Active Global Dividend Income ETF
Comment 4. Please explain the types of “quantitative screens” and “qualitative research” that the advisor uses to select securities.
Response: The Registrant will make the requested revision.

Comments to the Principal Contrarian Value Index ETF
Comment 5. Please revise or explain the following disclosures in plain English:

a)	“when taking multiple market environments into consideration.”

b)	“[u]sing the book yields of the securities in the Parent Index for the last 28 quarters, a market condition is determined”

c)	the definition of “bear market”

d)	the definition of “other market conditions”

e)	“a reversal or potential reversal in market conditions”
Response: The Registrant will make the requested revisions.
Comments to the Principal EDGE Active Income ETF
Comment 6. Please provide examples of the “various economic indicators” described in the last sentence of the first paragraph of the principal investment strategies.
Response: The Registrant will make the requested revisions.
Comments to the Principal International Multi-Factor Index ETF
Comment 7. Please re-phrase the following in plain English: “[t]he three separate ranks are normalized by country (meaning each security has a rank based on that security's country, allowing the ranks to be country-neutral).”
Response: The Registrant will make the requested revision.
Comments to the Principal Sustainable Momentum Index ETF
Comment 8. Please clarify what “market volatility regime” means and how the fund uses it to make adjustments.
Response: The Registrant will make the requested revision.
Comments to the Principal U.S. Small-Cap Multi-Factor Index ETF
Comment 9. Please re-phrase the following in plain English: “[t]he three separate ranks are normalized by industry so that the results are sector-neutral.”
Response: The Registrant will make the requested revision.
Comment 10. Please rephrase the following in plain English: “[t]he Index employs a modified liquidity weighting methodology adjusted for volatility.”
Response: The Registrant will make the requested revision.
Comments to the SAI
Comment 11. Please be advised that it is the Staff’s position that it is generally not permissible to use notional value for purposes of the Names Rule, and in particular, the Staff disagrees with Registrant’s response to a similar comment in correspondence dated April 13, 2018 with respect to the Principal Investment Grade Corporate Active ETF.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.

Comment 12. Please be advised that it is the Staff’s position that the Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant